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9/27/13

SECUR 13025833 SION

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SEC Mail Processing Section
SEP 27 2013
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-07-005049-C~~

8-15665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08-01-12 (MM/DD/YY) AND ENDING 07-31-13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brown Associates Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

819 Broad Street
(No. and Street)

Chattanooga (City) TN (State) 37402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allen C. Brown 423-267-3776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Henderson Hutcherson & McCullough, PLLC
(Name – *if individual, state last, first, middle name*)

1200 Market Street (Address) Chattanooga (City) TN (State) 37402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OP
10/4/13

OATH OR AFFIRMATION

I, Allen C. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown Associates, Inc., as of July 31, 20 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SIBYL R. RECTOR
STATE OF TENNESSEE NOTARY PUBLIC
HAMILTON COUNTY

Signature

President
Title

Notary Public My commission expires 2-3-15.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN ASSOCIATES, INC.

FINANCIAL STATEMENTS

JULY 31, 2013

HENDERSON, HUTCHERSON & McCULLOUGH, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

BROWN ASSOCIATES, INC.

FINANCIAL STATEMENTS

JULY 31, 2013

HENDERSON HUTCHERSON
& MCCULLOUGH, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

BROWN ASSOCIATES, INC.

INDEX TO REPORT

JULY 31, 2013

	PAGE
INDEPENDENT AUDITOR'S REPORT	1-2
STATEMENT OF FINANCIAL CONDITION	3
STATEMENT OF OPERATIONS	4
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7-11
REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	12-13
SUPPLEMENTARY INFORMATION	
SCHEDULE - 1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 SECURITIES AND EXCHANGE COMIMISSION	14
INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION	15-16
SIPC-7 TRANSITIONAL ASSESSMENT RECONCILIATION	17-18

HHM

HENDERSON HUTCHERSON
& MCCULLOUGH, PLLC

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
Brown Associates, Inc.
Chattanooga, Tennessee

We have audited the accompanying statement of financial condition of Brown Associates, Inc. (a Tennessee corporation) as of July 31, 2013, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting polices used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1200 MARKET STREET | CHATTANOOGA, TN 37402 | T 423.756.7771 | F 423.265.8125

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown Associates, Inc. as of July 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the schedules on pages 14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standard generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Chattanooga, Tennessee
September 19, 2013

Henderson Hutcherson
& McCullough, PLLC

BROWN ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2013

ASSETS

ASSETS	
Cash and cash equivalents	$ 168,529
Deposits with clearing organizations	10,000
Receivable from clearing organizations	14,440
Securities owned:	
Marketable: at market value	23,149
Office equipment and leasehold improvements, less accumulated depreciation and amortization of $56,804	18,170
Deferred taxes	78,898
Other assets	202,301
Total assets	$ 515,487

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses, and other liabilities	$ 11,571
Total liabilities	11,571
STOCKHOLDERS' EQUITY	
Common stock, no par value, $2 stated value, authorized 1,000 shares, issued 500 shares	1,000
Retained earnings	502,916
Total stockholders' equity	503,916
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 515,487

The accompanying notes are an integral part of these financial statements.

BROWN ASSOCIATES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JULY 31, 2013

REVENUES	
Commissions	$ 245,230
Trading gains	6,976
Revenue from sale of investment shares	10,865
Underwriting and selling groups	250,954
Other revenue	54,094
Total revenue	568,119
EXPENSES	
Officer salaries	229,091
Employee compensation and benefits	216,155
Regulatory fees and expenses	15,739
Occupancy	38,715
Other	161,548
Total expenses	661,248
NET LOSS	$ (93,129)

The accompanying notes are an integral part of these financial statements.

BROWN ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JULY 31, 2013

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance at August 1, 2012	$ 1,000	$ 596,045	$ 597,045
Net loss	-	(93,129)	(93,129)
Balance at July 31, 2013	$ 1,000	$ 502,916	$ 503,916

The accompanying notes are an integral part of the financial statements.

BROWN ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2013

CASH FLOW FROM OPERATING ACTIVITIES	
Net loss	$ (93,129)
Non cash income/expenses included in net income:	
Depreciation	5,176
Loss from sale of marketable securities	12,271
Unrealized gain on marketable securities	(19,247)
Realized gain on sale of othe assets	(42,500)
(Increase) decrease in operating assets:	
Receivables from clearing organizations	(5,041)
Proceeds from the sale of marketable securities	12,014
Proceeds from sale of other assets	174,500
Other assets	(3,334)
Increase in operating liabilities:	
Accounts payable and accrued liabilities	6,338
Net cash from operating activities	47,048
CASH FLOW FROM INVESTING ACTIVITIES	
Purchases of fixed assets	(9,559)
Net cash from investing activities	(9,559)
NET CHANGE IN CASH	37,489
Cash and cash equivalents - beginning of year	131,040
Cash and cash equivalents - end of year	$ 168,529

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brown Associates, Inc. (the "Company") is a Tennessee corporation formed in 1969. The Company provides general investment and management advisory services relating to investment venture capital and pension and profit sharing plans as well as investment banking services. Additionally, the Company sells and distributes various investments such as securities, mutual funds and insurance contracts. The Company does not ordinarily provide credit to its customers. Fees and commissions are normally received from the entities offering the various investments.

Marketable Securities

The Company carries investments in marketable securities at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*. Unrealized gains and losses resulting from changes in the market value are charged or credited to operations in the current period.

Depreciation and Amortization

Depreciation and amortization are provided using the straight-line and accelerated methods over the estimated useful lives of the depreciable assets. Estimated useful lives are as follows:

Asset	Life
Transportation equipment	3-5 years
Office equipment	5-7 years
Leasehold improvements	15 years

Investments in Limited Partnerships

Distributions from limited partnerships in excess of the Company's proportionate share of partnership income and permanent declines in the market values of the investments have been recorded as a reduction of the cost of the investments.

Concentration of Risk

The Company maintains cash on deposit with federally insured banks. At times, the balances in these accounts may be in excess of federally insured limits. Cash equivalents include investments which are not insured by the Federal Deposit Insurance Corporation (FDIC), but may be insured by the Securities Investor Protection Corporation (SIPC). At times these investments may be in excess of SIPC limits.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result principally from unrealized gains and losses on marketable equity securities and the tax benefits attributed to net operating loss carryforwards.

Uncertain tax positions

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Company is no longer subject to U.S. federal and state tax examinations by tax authorities for tax years before 2009.

The Company has concluded that there are no significant uncertain tax positions requiring recognition or disclosure, and there are no material amounts of unrecognized tax benefits. There were no tax penalties and interest levied against the Company during the year.

Recognition of Income

The Company records commissions from life insurance companies as income when received. Commissions from the sale of general securities and registered investments are recorded as income when earned.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $4,159 for the year ended July 31, 2013.

NOTE 2 – FAIR VALUE MEASUREMENT

FASB ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company had the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

All securities were valued using Level 1 inputs. Securities owned consisted of $23,149 in equity securities. There were no securities valued using level 2 or level 3 input valuations.

NOTE 3 – OFFICE EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of equipment and leasehold improvements and accumulated depreciation are as follows:

Office equipment	$ 59,559
Leasehold improvements	5,626
	65,185
Less accumulated depreciation	(47,015)
Total	$ 18,170

Depreciation expense was $5,176 for the year ended July 31, 2013.

NOTE 4 – OTHER ASSETS

Other assets consist of the following:

Employee receivable	$ 26,585
Loans receivable stockholders	130,000
Other receivable	5,874
Prepaid expenses	2,342
Investment in limited partnerships	37,500
Total	$ 202,301

NOTE 5 – INCOME TAXES

The Company incurred net operating losses and, accordingly, no provision for income taxes has been recorded. In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of additional recognized tax assets.

The components of the Company's deferred tax assets/liabilities are as follows:

Deferred taxes consist of the following:

Deferred tax assets – state	$ 30,096
Deferred tax assets – federal	95,172
Deferred tax liabilities – state	(628)
Deferred tax liabilities – federal	(2,414)
Net deferred tax assets before valuation allowance	122,226
Less: Valuation allowance	(43,328)
Net deferred tax assets	$ 78,898

For financial reporting purposes, the Company has incurred several years of losses. Based on the available objective evidence, management believes it is more likely than not that the full amount of the net deferred tax assets will not be realizable. Accordingly, the Company provided for a valuation allowance against the current years increase in the net deferred tax asset.

Deferred taxes resulted from the temporary differences in the recognition of assets and liabilities for income tax purposes as compared to financial statement purposes as follows:

Net operating federal and state loss carryforwards	$ 114,561
Unrealized loss on investments	8,761
Contribution carryforwards	1,945
Other	(3,041)
Net deferred tax assets before valuation allowance	$ 122,226
Less: Valuation allowance	(43,328)
Net deferred tax assets	$ 78,898

(Continued)

NOTE 5 – INCOME TAXES (Continued)

The federal and state net operating loss carryforwards will expire as follows:

Year ending Aug 31,	Federal	State
2024	$ -	$ 37,878
2025	-	129,019
2026	-	26,494
2027	-	141,927
2028	-	99,887
2031	31,910	-
2032	142,661	-
2033	170,521	-
Total	$ 345,092	$ 435,205

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company leases its building on a month-to-month basis from Ed Brown Family L.P. Ed Brown, Jr. is an officer of the Company. Rental expense for the year totaled $18,000.

The President borrowed $130,000 from the Company. The note is payable on demand and accrues interest at 4%.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At July 31, 2013, the Company had net capital of $199,789, which was $149,789 in excess of its minimum dollar net capital requirement of $50,000. The Company's net capital ratio was .06 to 1.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated events and transactions subsequent to the balance sheet date through the date of the auditor's report (the date the financial statements were available to be issued) for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure.

HENDERSON HUTCHERSON
& MCCULLOUGH, PLLC

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholders and Board of Directors
Brown Associates, Inc.
Chattanooga, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Brown Associates, Inc. (the "Company") as of and for the year ended July 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1200 MARKET STREET | CHATTANOOGA, TN 37402 | T 423.756.7771 | F 423.265.8125

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control structure was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chattanooga, Tennessee
September 19, 2013

Henderson Hutcherson
& McCullough, PLLC

SUPPLEMENTARY INFORMATION

BROWN ASSOCIATES, INC.

SCHEDULE - 1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION
AS OF JULY 31, 2013

Net Capital:	
Stockholders' equity allowable for net capital	$ 503,916
Add: Other (deductions) or allowable credits:	-
Total capital allowable	503,916
Deductions and/or charges:	
Nonallowable assets:	
Deferred tax asset	78,898
Furniture, equipment, and leasehold improvements, net	18,170
Other assets	202,301
	299,369
Net capital before haircuts on securities positions	204,547
Haircuts on securities	
Trading and investment securities:	
Other securities	3,472
Other - Money Market Fund	1,286
	4,758
NET CAPITAL	$ 199,789
AGGREGATE INDEBTEDNESS	$ 11,571
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital	$ 771
Minimum dollar net capital requirement	$ 50,000
Excess net capital	$ 149,789
Excess net capital at 1,000 percent	$ 198,632
Percentage of aggregate indebtedness to net capital	5.79%
Percentage of debt to equity	2.30%

There is no material difference between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of July 31, 2013.

HENDERSON HUTCHERSON
& MCCULLOUGH, PLLC

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders and Board of Directors
Brown Associates, Inc.
Chattanooga, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended July 31, 2013, which were agreed to by Brown Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Brown Associates, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Brown Associates, Inc.'s management is responsible for the Brown Associates, Inc.'s compliance with those requirements. This agreed-upon procedure engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purposes. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by examining the actual signed check, tracing the assessment payment to the cash disbursements journal. The amount of the check agreed with the amount to be submitted with the SIPC-7. At the time of this procedure, the SIPC-7 had not been submitted. Compared the payment previously made with the assessment paid and submitted with form SIPC-6. Examined the front and back of the cleared check. Traced that payment to the bank statement. No differences or findings were noted;

2. Compared the amounts reported on Forms X-17A-5 for the year ended July 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended July 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. We traced the additions and subtractions as shown on Form SIPC-7 with the statements and bank deposits that support the adjustment noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on form SIPC-7 and in the related schedules and working papers such as the general ledger detail and supporting source documents such as bank and investment statements for the period August 1, 2012 through July 31, 2013, supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There was no overpayment carried forward. No differences were noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Chattanooga, Tennessee
September 19, 2013

Henderson Hutcherson & McCullough, PLLC

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

AMENDED

SIPC-7

(33-REV 7/10)

For the fiscal year ended July 31, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-015665 FINRA JUL 12/30/1970
BROWN ASSOCIATES INC
P O BOX 11507
819 BROAD STREET
CHATTANOOGA, TN 37401-2507

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2)		$ 756
B. Less payment made with SIPC-6 filed (exclude interest)	2-27-13 Date Paid	(342)
C. Less prior overpayment applied	**Payment of $377 mailed on 8/22/13- this is to correct remaining amount due**	(377)
D. Assessment balance due or (overpayment)		37
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 37
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 37	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brown Associates Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 3rd day of September, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Aug 1, 2012
and ending July 31, 2013
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 568,120
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	14597
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Travel Fees - $954; PPM Fees - $250,[illegible] Freshfields Village Hotel Associates, LLC - $250,000	250,954
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	265,551
2d. SIPC Net Operating Revenues	$ 302,569
2e. General Assessment @ .0025	$ 756
	(to page 1, line 2.A.)